FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
     For the month of                     January                    , 2007
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date January 12, 2007	By	/s Hiroshi Kawashimo
(Signature)*

Hiroshi Kawashimo
General Manager, Finance Division Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. SED Inc. to become wholly owned subsidiary of Canon Inc.

FOR IMMEDIATE RELEASE
Canon Inc.
Toshiba Corporation
SED Inc. to become wholly owned subsidiary of Canon Inc.
TOKYO, January 12, 2007—Canon Inc. (“Canon”) and Toshiba Corporation (“Toshiba”) today announced an agreement by which Canon will purchase from Toshiba all of Toshiba’s outstanding shares of SED Inc., which was jointly established by both companies. On completion of the purchase, SED Inc. will become a wholly owned subsidiary of Canon, effective January 29, 2007.
The decision was reached following discussions between Canon and Toshiba based on the assumption of prolonged litigation pending against Canon in the United States with respect to SED* technology. As a result of the discussions, it was decided that Canon will carry out the SED panel business independently in order to facilitate the earliest possible launch of a commercial SED television business.
SED television sets are to be introduced in Japan in the fourth quarter of this year as originally scheduled, although Canon will reassess its future mass-production plans for SED panels.
While the decision announced today represents a major change in the relationship between Canon and Toshiba, each company is expected to make every effort for the smooth launch of its television business based on the high image quality achieved by SED technology.
Mr. Kazunori Fukuma, the current president of SED Inc. appointed from Toshiba, will resign from Toshiba, after which he will be hired by Canon and continue to serve as SED Inc. president. Also, plans call for Toshiba engineers on loan to SED Inc., in accordance with the terms of a new agreement to be entered into between SED Inc. and Toshiba, to continue their assignments for the transition period during which Canon will independently establish the SED panel business.
*	SED: Surface-conduction Electron-emitter Display, a next-generation flat-panel display jointly developed by Canon and Toshiba.
Overview of SED Inc.

Company name:	SED Inc.
Date of establishment:	October 2004
Business activities:	Development, production and marketing of SED panels
Address:	22-5 Tamura 9-chome, Hiratsuka City, Kanagawa
President:	Kazunori Fukuma (now Toshiba Executive Officer and Corporate Vice President; scheduled to be hired by Canon on January 30, 2007)
Capital:	JPY 10,500.05 million
Equity structure:	Canon: 100% (effective January 29, 2007)
No. of employees:	Approx. 550 (as of January 2007)
# # #
Forward-Looking Statements
These materials contain forward-looking statements. Statements that are not historical facts, including expectations based on assumptions and management decisions, are forward-looking statements based upon information currently available and involve inherent risks and uncertainties. Actual results may differ from those projected or implied in any forward-looking statements.
Press Contacts:

Canon Inc. Richard Berger Phone: +81 (3) 5482-8055 E-mail: richard.berger@canon.co.jp	Toshiba Corporation Corporate Communications Office Phone: +81 (3) 3457-2105 URL: http://www.toshiba.co.jp/contact/media.htm